                                                                      EXHIBIT 12

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
                             (DOLLARS IN THOUSANDS)

                                                                                   FISCAL YEAR ENDED JUNE(2)
                                                            --------------------------------------------------------------------
                                                              2000           1999           1998           1997           1996
                                                            --------       --------       --------       --------       --------
                  Pre-tax income (loss) from
                    continuing operations ...............   $  1,533       $ (3,797)      $(10,092)      $(16,657)      $ 17,427
                  Minority interest in the income of
                    subsidiary with fixed charges .......         95             87           (377)          (741)        (1,111)
                  Plus: Capitalized interest amortized
                    during the period ...................        849          1,309          1,168            889            584
                  Less: Capitalized interest ............       (504)          (940)        (1,950)        (1,351)          (887)
                                                            --------       --------       --------       --------       --------
                                                               1,973         (3,341)       (11,251)       (17,860)        16,013
                                                            --------       --------       --------       --------       --------
                  Fixed charges:
                    Interest expense and amortization of
                      debt discount and premium on all
                      indebtedness ......................     49,673         49,857         52,221         46,600         12,411
                  Rentals -- 33% ........................      1,438          1,368          1,250          1,223            573
                                                            --------       --------       --------       --------       --------
                            Total fixed charges .........     51,111         51,225         53,471         47,823         12,984
                                                            --------       --------       --------       --------       --------
                  Earnings before income taxes, minority
                   interest and fixed charges............   $ 53,084       $ 47,884       $ 42,220       $ 29,963       $ 28,997
                                                            ========       ========       ========       ========       ========
                  Ratio of earnings to fixed charges ....        1.0            0.9            0.8            0.6            2.2
                                                            ========       ========       ========       ========       ========

                  Earnings >(<) Fixed Charges ...........   $  1,973       $ (3,341)      $(11,251)      $(17,860)      $ 16,013

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(1)   The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include operating income
      (loss) before income taxes, and extraordinary items plus fixed charges. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized and the portion of rental expense that is representative of the interest factor in these rentals. In fiscal 1999, 1998 and 1997, earnings were insufficient to cover fixed charges by approximately $3,341,000, $11,251,000 and $17,860,000, respectively.

(2)   The Company's fiscal year ends on the last Saturday of June.